UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Pura Naturals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

74609Q 102
(CUSIP Number)

July 18, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	74609Q 102

1	Names of Reporting Persons

Anthony Fortunato
2	Check the appropriate box if a member of a Group (see instructions)

(a) [ ] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

2,255,885 shares of common stock
	6	Shared Voting Power

0
	7	Sole Dispositive Power

2,255,885 shares of common stock
	8	Shared Dispositive Power

0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,255,885 shares of common stock
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11	Percent of class represented by amount in row (9)

6.7%[1]
12	Type of Reporting Person (See Instructions)

IN

1 Based on 33,855,244 shares of common stock outstanding as of June 30, 2017, as reported in the Condensed Consolidated Statements of Operations to the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 14, 2017.

Item 1.

(a)           Name of Issuer:

Pura Naturals, Inc.

(b)           Address of Issuer’s Principal Executive Offices:

23101 Lake Center Drive, Suite 100

Lake Forest, CA 92630

Item 2.

(a)	Name of Person Filing:

Anthony Fortunato

(b)	Address of Principal Business Office or, if None, Residence:

10719 Angelo Tenero Avenue

Las Vegas, NV 89135

(c)           Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP No.:

74609Q 102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     [_]     Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)     [_]     Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)     [_]     Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)     [_]     Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)     [_]     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)     [_]     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)     [_]     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)     [_]     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)     [_]     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)     [_]     A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)     [_]     Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.    Ownership

(a)           Amount Beneficially Owned:       2,255,885 shares of common stock

(b)           Percent of Class: 6.7%

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,255,885 shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,255,885 shares

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.            Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not Applicable.

Item 8.	Identification and classification of members of the group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 1, 2017

/s/ Anthony Fortunato

Name: Anthony Fortunato

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of this filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).